

07007707

SECU [...]MISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O C Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23974 Aliso Creek Road, Suite 380
(No. and Street)

Laguna Niguel	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Scordo (949) 887-7226
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	
(Address)	(City)	(State)	Zip Code)

PROCESSED
JUN 0 1 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH., D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Scordo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OC Securities, Inc, as of March 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of CALIFORNIA
County of ORANGE
Subscribed and sworn (or affirmed) to before me this 20 day of APRIL, 2007

Shane M. Coffman
Notary Public

Signature

PRES / CEO
Title



SHANE M. COFFMAN
COMM. # 1446887
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. OCT. 23, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OC Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2007

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
OC Securities, Inc.:

We have audited the accompanying statement of financial condition of OC Securities, Inc. (the Company) as of March 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OC Securities, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 3, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

OC Securities, Inc.
Statement of Financial Condition
March 31, 2007

Assets

Cash	$ 853
Deposits held at clearing firm	25,590
Receivable from clearing organization	51,932
Office equipment, net	5,522
Officer loan receivable	98,304
Organization costs, net	14,304
Total assets	$ 196,505

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 9,435
Payable to clearing organization	26,872
Income tax payable	800
Total liabilities	37,107

Stockholders' equity

Common stock, no par value, 50,000,000 shares authorized and 30,026,550 shares issued outstanding	318,500
Additional paid-in capital	34,000
Accumulated deficit	(193,102)
Total stockholders' equity	159,398
Total liabilities and stockholders' equity	$ 196,505

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2007

Revenue	
Commissions	$ 198,092
Interest income	2,481
Other income	44,457
Total revenue	245,030
Expenses	
Commissions, trading fees, and floor brokerage	95,122
Consulting expenses	63,618
Occupancy	10,900
Other operating expenses	108,207
Total expenses	277,847
Net income (loss) before income tax provision	(32,817)
Income tax provision	800
Net income (loss)	$ (33,617)

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2007

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	Total
Balance at March 31, 2006	$ 208,000	$ 34,000	$(159,485)	$ 82,515
Issuance of common stock	110,500	–	–	110,500
Net income (loss)	–	–	(33,617)	(33,617)
Balance at March 31, 2007	$ 318,500	$ 34,000	$ (193,102)	$ 159,398

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ (33,617)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 3,017	
Amortization	4,768	
(Increase) decrease in:		
Accounts receivable	(51,932)	
Interest receivable	(2,402)	
Clearing deposit	(348)	
(Decrease) increase in:		
Income tax payable	800	
Due to clearing firm	26,872	
Accounts payable and accrued expenses	6,549	
Total adjustments		(12,676)
Net cash provided by (used in) operating activities		(46,293)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from issuance of capital stock	110,500	
Officer loan receivable	(95,902)	
Net cash provided by (used in) investing activities		14,598
Net increase (decrease) in cash		(31,695)
Cash at beginning of year		32,548
Cash at end of year		$ 853

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OC Securities, Inc. ("the Company") was incorporated in California on September 28, 2004 and began operations on April 1, 2005. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate equity securities over-the-counter, U.S. government securities, mutual funds, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on settlement date; generally the third business day following the transaction. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis.

Receivable from broker/dealer are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

The Company uses double declining method of depreciation which is not a generally accepted accounting principle. However, the difference between straight line and double declining method of depreciation is immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational costs are being amortized on a straight-line basis over 60 months.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $25,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at March 31, 2007, includes interest earned for a deposit total of $25,590.

Note 3: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 7,222
Furniture and fixtures	3,553
	10,775
Less accumulated depreciation	(5,253)
Office equipment, net	$ 5,522

Depreciation expense for the year ended March 31, 2007 was $3,017.

Note 4: ORGANIZATION COSTS, NET

Organization costs at March 31, 2007 are carried at cost

		Amortization Periods
Organization costs	$ 23,840	5 years
Less accumulated amortization	(9,536)	
Organization costs, net	$ 14,304	

Amortization expense for the year ended March 31, 2007 was $4,768.

Note 5: PAYABLE TO CLEARING FIRM

The $26,872 payable at March 31, 2007, consists of trading fees the Company owes its clearing firm.

Note 6: RENT EXPENSE

Current year rent expense consists of the following:

Rent	$ 10,900

Note 7: INCOME TAXES

The income tax provision for the year ended March 31, 2007 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at March 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $28,965, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 159,485	2026
33,617	2027
$ 193,102	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: RELATED PARTY TRANSACTIONS

The Company has advanced its officer $95,902. The loan is unsecured, has an interest rate of 5.01%, and is due in 10 years. For the year ending March 31, 2007, $2,402 of interest income has been accrued.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material. In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2007, the Company had net capital of $41,268, which was $36,268 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($37,107) to net capital was 0.90 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $8,359 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 49,627
Adjustments:		
Common stock	$ (41,352)	
Additional paid-in capital	34,000	
Retained earnings	87,194	
Non-allowable assets	(88,201)	
Total adjustments		(8,359)
Net capital per audited statements		$ 41,268

OC Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2007

Computation of net capital:

Stockholders' equity		
Common stock	$ 318,500	
Additional paid-in capital	34,000	
Accumulated deficit	(193,102)	
Total stockholder's equity		$ 159,398
Less: Non-allowable assets		
Office equipment	(5,522)	
Organization costs	(14,304)	
Officer loan receivable	(98,304)	
Total adjustments		(118,130)
Net capital		41,268
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 2,474	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 36,268
Ratio of aggregate indebtedness to net capital	0.90: 1	

There was a $8,359 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated March 31, 2007. See Note 11.

See independent auditor's report.

OC Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2007

A computation of reserve requirement is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2007

Information relating to possession or control requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
OC Securities, Inc.:

In planning and performing our audit of the financial statements of OC Securities, Inc. (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 3, 2007

END